DELIVERING VALUE

SECOND QUARTER REPORT 2001

CORPORATE PROFILE

Vitran Corporation provides a range of premium freight and distribution services and solutions in the United States and Canada. Vitran’s backbone is its less-than-truckload (LTL) networkthatstretchesacrossCanadaandcovers18midwestU.S.states.Covera geextendsto another 22 states through strategic partnerships. Vitran Logistics provides additional comprehensive distribution solutions that range from special inventory consolidations to responsibilityforthecompletedistributionfunction,includingtheprovis ionoffacilities.Vitran also provides same-day/next-day Truckload service, as well as Intermodal and Highway Brokerage. These services are provided by over 3,000 employees and associates located at more than 100 facilities and offices throughout North America. Vitran’s fleet consists of over 5,000 tractors and trailing equipment operated by 1,500 drivers and owner/operators.

In summary we provide:
• Less-than-truckload (LTL)	• Truckload (TL)
• Logistics	• Intermodal & Highway Brokerage

REPORT TO SHAREHOLDERS

SECOND QUARTER 2001
For the period ended June 30, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

This report contains forward-looking information with respect to Vitran’s operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2000 Annual Report.

Overview

The consolidated results for the second quarter of 2001 demonstrated improved performance at the Company’s continuing operations compared to the first quarter of 2001. Income from continuing operations for the quarter increased to $0.25 million or $0.03 per basic share from a loss from continuing operation of $0.78 million or $0.07 per basic share. However, due to the Company’s planned divestiture of the environmental business segment, net income was negatively impacted by a write-down of $3.75 million.

Vitran Corporation Inc. reported its second quarter results on August 13, 2001 with a press release and held an open conference call at 10:00 a.m. on August 14, 2001.

A replay of the conference call is available on Vitran’s website at www.vitran.com until October 14, 2001. Register e-alerts now and receive Vitran’s news as it is released.

Consolidated Results

Revenue from continuing operations for the three-month period was $121.0 million, down slightly compared to the same period in the prior year reflecting a sluggish North American economy. Revenue from continuing operations for the six-month period ended June 30, 2001 was $240.9 million compared to $237.4 million for the same period in 2000.

Gross profit margin for the three-month period declined $2.9 million, or 13.3%, to $18.8 million compared to the same quarter in 2000. Similarly, gross profit margin for the first half of 2001 was 14.1% lower compared to the same period in 2000. The declines can primarily be attributed to increases in operating expenses.

Selling, general and administrative expenses for the second quarter of 2001 increased by $2.5 million to $13.9 million compared to the second quarter of 2000. For the six- months ended June 30, 2001, selling, general and administrative expenses were $26.9 million compared to $23.6 million for the same period in 2000.

Earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations declined to $4.9 million in the second quarter of 2001 from $10.3 million in the second quarter of 2000. Depreciation expense for the quarter of $3.1 million was unchanged compared to the same quarter of the previous year. Operating income declined $5.4 million for the second quarter of 2001 compared to the same period in 2000 from $7.2 million to $1.8 million. For the six-month period ended June 30, 2001 income from continuing operations was $2.2 million compared to $11.3 million for the same six-month period in 2000. The operating ratio on a consolidated basis for the second quarter was 98.5% versus 94.1% for the second quarter in 2000, and for the first six months of 2001 was 99.1% compared to 95.2% for the first six months of 2000.

REPORT TO SHAREHOLDERS

Interest expense net of interest income for the second quarter was $1.5 million versus $1.8 million for the second quarter in 2000 and was $3.3 million for the six- months ended June 30, 2001 versus $3.6 million for the same period in 2000. The decrease is due primarily to lower rates on the Company’s floating rate debt.

Basic earnings per share from continuing operations for the quarter were $0.03 compared to $0.34 per share in 2000 and for the six-months ended June 30, 2001 were a loss per share of $0.05 versus earnings per share of $0.5 in the same six-month period in 2000.

As a result of the decision to divest the environmental business segment, the operation was reclassified as discontinued in the financial statements and a provision for loss on disposition of $3.75 million was recorded. The total loss from discontinued operations, including the provision for loss on disposition, for the three-month and six-month periods ended June 30, 2001 was $4.4 million and $4.9 million. In 2000 the environmental business operated just above break-even.

The net loss for the quarter, including the provision for loss on discontinued operations, was $4.2 million or $0.42 per basic share compared to net income of $3.4 million or $0.35 per basic share for the same quarter in 2000. For the six- months ended June 30, 2001 the Company incurred a net loss of $5.5 million or $0.55 per basic share compared to net income of $5.0 million or $0.51 per basic share for the same six-month period in 2000.

SEGMENTED RESULTS

Less-than-truckload (LTL)

The continued economic slowdown in both Canada and the United States continued to adversely impact the revenue and operating results at the less-than-truckload operation, Vitran’s largest business segment. Other public operators in the LTL business continue to report similar declines in business activity and lower than normal levels of profitability.

Revenue for the second quarter was $94.7 million or 0.7% less than revenue for the same three-month period last year. Operating income for the second quarter declined by $4.5 million from $6.8 million in the second quarter 2000 to $2.3 million. For the six-month period ending June 30, 2001 revenue was $187.7 million compared to $185.9 million in the previous year. Operating income for the six months ended June 30, 2000 was $3.4 million versus $11.1 million the year before.

The Canadian LTL business unit continued to perform well, notwithstanding the soft economic environment. Revenue for the second quarter was in line with the same prior year period. While tonnage and shipments declined by 9% and 4% respectively, revenue per hundredweight was 10.5% ahead of the prior year quarter.

The US LTL business improved steadily in the second quarter after a very challenging April period. Significant adjustments were made to bring expenses more in line with revenue and changes were made in the management team and operations to make them leaner and more productive. Revenue for the quarter was 4.2% less than the same period a year ago, which was approximately the average decline experienced by industry peers. Tonnage was down 5.8% and shipments were down 3.7%, but revenue per hundredweight increased by 1.6%. These results were very encouraging given the improvement over the first quarter 2001 and the first month of the second quarter.

Logistics and Intermodal

Revenue for the Logistics and Intermodal segment in the second quarter was similar to the same quarter in 2000. The Logistics unit recorded increased revenue

REPORT TO SHAREHOLDERS

from its new 80,000 square foot dedicated flow-through facility in Canada. Gains from the Logistic business were offset by less-than-expected performance at the Intermodal and Highway Brokerage unit. Management is taking action to improve profitability at this business unit.

Truckload

     Revenue for the Truckload (TL) segment for the three-month and six-month period ended June 30, 2001 have remained relatively constant relative to the same periods in the prior year. Income from operations for the three-months ending June 30, 2001 was down slightly from the same period a year ago, but the performance was above the industry norm. The Truckload segment of the transportation industry has been more severely impacted by the economic slowdown than the LTL business. Year-to-date volumes for Vitran’s business are lower in 2001 than 2000.

Liquidity and Capital Resources

Cash flow from operations for the six-months before non-cash working capital changes generated $6.5 million as compared to $11.7 million in the prior year period and $3.8 million in the quarter compared to $6.9 million in the prior year quarter. The decrease in cash generated from operations is primarily attributed to declines in income from continuing operations.

Non-cash working capital changes for the six-months consumed $11.3 million compared to $1.6 million in the prior year period and consumed $5.9 million in the quarter versus generating $1.5 million in the prior year quarter.

At June 30, 2001 interest-bearing debt as a percentage of total capital was 52.3% compared with 48.6% at December 31, 2000. The increase can primarily be attributed to a net loss of $5.5 million for the six-month period of 2001.

Capital expenditures for the second quarter of 2001 amounted to $1.1 million compared to $1.2 million for the same period of the prior year. Management expects that the existing working capital, together with available revolving facilities, will be sufficient to fund the operating capital and principal debt repayment requirements of the Company for the remainder of 2001.

Outlook

The slowdown in the North American economy in 2001 has impacted the performance of almost all transportation companies and the current consensus is that any upturn will not materialize until sometime in 2002. Adjustments for the lower levels of business activity have been made at Vitran and the performance of our continuing operations improved in the second quarter compared to the first quarter. Management will continue to focus on productivity and cost-containment initiatives to improve performance.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2000 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)
(In thousands of Canadian dollars
except for per share amounts)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2001	2000	2001	2000

Revenue	$120,974	$121,887	$240,855	$237,447
Operating Expenses	102,129	100,143	205,519	196,329

Gross Profit	18,845	21,744	35,336	41,118
Selling, general and administrative expenses	13,900	11,426	26,866	23,555

Income from operations before depreciation and amortization	4,945	10,318	8,470	17,563
Depreciation and Amortization	3,119	3,119	6,272	6,300

Income (loss) from operations	1,826	7,199	2,198	11,263
Net interest expense	1,462	1,796	3,285	3,627
Gain/(loss) on sale of fixed assets	(185)	(212)	(58)	(232)

	1,647	2,008	3,343	3,859
Income (loss) from continuing operations before income taxes and minority interest	179	5,191	(1,145)	7,404
Income taxes (recovery)	24	1,815	(477)	2,460

Income before minority interest	155	3,376	(668)	4,944
Minority interest	91	4	132	15

Income (loss) from continuing operations	246	3,380	(536)	4,959
Income (loss) from discontinued operations	(4,424)	34	(4,932)	50

Net (loss) income	$(4,178)	$3,414	$(5,468)	$5,009

Retained earnings, beginning of period	$40,172	$34,468	$41,462	$32,873
Dividends — $0.035 per share	(346)	(348)	(346)	(348)

Retained earnings, end of period	$35,648	$37,534	$35,648	$37,534

Earnings per share:
Basic — continuing operations	$0.03	$0.34	$(0.05)	$0.50
Basic — discontinued operations	$(0.45)	$0.01	$(0.50)	$0.01
Basic — net income	$(0.42)	$0.35	$(0.55)	$0.51
Fully diluted — continuing operations	$0.03	$0.34	$(0.05)	$0.50
Fully diluted — discontinued operations	$(0.45)	$0.01	$(0.50)	$0.01
Fully diluted — net income	$(0.42)	$0.35	$(0.55)	$0.51
Number of shares outstanding	9,859,778	9,887,316	9,859,778	9,911,149

CONSOLIDATED BALANCE SHEETS

(Unaudited)
(In thousands of Canadian dollars)

	Six months	Twelve months
	ended June 30,	ended Dec. 31,
	2001	2000

Assets
Current Assets:
Cash	$—	$—
Accounts receivable	62,419	58,450
Inventory, deposits and prepaid expenses	7,086	6,727
Income taxes recoverable	6,961	688

	76,466	65,865
Net assets of discontinued operations	2,016	6,349
Fixed assets, net of accumulated depreciation	53,825	59,132
Goodwill, net of accumulated amortization	72,536	72,955

	$204,843	$204,301

Liabilities and Shareholders’ Equity
Current Liabilities:
Bank indebtedness	$5,501	$2,795
Accounts payable and accrued liabilities	40,878	43,428
Income and other taxes payable	4,553	2,709
Current portion of long-term debt	20,675	12,106

	71,607	61,038
Long-term debt	55,497	60,492
Future income taxes	2,776	2,168
Minority interest	464	596
Shareholders’ equity:
Capital stock	38,837	38,837
Retained earnings	35,648	41,463
Cumulative translation adjustment	14	(294)

	74,499	80,006

	$204,843	$204,301

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of Canadian dollars)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2001	2000	2001	2000

Cash provided by (used in):
Operations:
Income (loss) from continuing operations	$246	$3,380	$(536)	$4,960
Items not involving cash from operations:
Depreciation and amortization	3,119	3,119	6,272	6,300
Future income taxes	197	198	608	205
Loss (Gain) on sale of fixed assets	186	212	58	232
Minority interest	91	(3)	132	(15)

	3,839	6,906	6,534	11,682
Change in non-cash working capital components	(5,943)	1,511	(11,309)	(1,625)

	(2,105)	8,417	(4,775)	10,057
Investments:
Purchase of fixed assets	(1,097)	(1,156)	(2,176)	(2,957)
Proceeds on sale of fixed assets	1,827	327	2,863	458

	730	(829)	687	(2,500)
Financing:
Repayment of long-term debt	(8,587)	(315)	(8,696)	(633)
Issue of long-term debt	7,714	(3)	11,806	39
Dividend payment	(346)	(348)	(346)	(348)
Issue (repurchase) of Class A voting shares	—	(98)	—	(561)

	(1,219)	(765)	2,764	(1,503)
Cash provided (used) for discontinued operations	82	(873)	(600)	(1,682)
Effect of translation adjustment on cash	(1,189)	505	(782)	523

Increase (Decrease) in cash position	(3,701)	6,455	(2,706)	4,896
Cash position, beginning of year	(1,800)	(4,045)	(2,795)	(2,486)

Cash position, end of period	$(5,501)	$2,410	$(5,501)	$2,410

Change in non-cash working capital components:
Accounts receivable	$(70)	$(621)	$(3,969)	$(4,476)
Inventory, deposits and prepaid expenses	738	(1,129)	(359)	(2,775)
Income and other taxes recoverable/payable	(1,855)	1,359	(4,428)	1,039
Accounts payable and accrued liabilities	(4,756)	1,902	(2,552)	4,588

	(5,943)	1,511	(11,309)	(1,625)

NOTES

(Unaudited)
(In thousands of Canadian dollars)

1.   ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements included in the 2000 Annual Report.

2.   ACCOUNTING CHANGE

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the CICA with respect to the computation of diluted earnings per common share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options. Previously, the imputed earnings approach was used.

3.   DISCONTINUED OPERATIONS

Environmental Services Group

On May 15, 2001 the Company determined that it plans to divest its Environmental Services Business. Divestiture of the Discontinued Business is expected to take place during fiscal 2001. As a result of the plan of disposal, the results of operations for the Discontinued Business have been reported as discontinued operations and previously reported financial statements have been restated. Interest has been allocated to the Discontinued Business based on the debt directly attributable to the business and for debt not directly attributable to the business based on its share of the Company’s net assets. Income taxes have been allocated based on the Company’s effective tax rate.

The summarized statements of operations for the Discontinued Business is as follows:

Six months ended June 30	2001	2000

Revenue	10,197	15,861

Income (loss) from operations	(1,408)	283
Interest Expense	271	210
Other Income (loss)	(24)	2

Income (loss) before income taxes	(1,703)	75
Income taxes	(521)	25

Income (loss) for the period, before provision	(1,182)	50
Provision for loss on sale of discontinued operations	(3,750)	—

Income (loss) from discontinued operations	(4,932)	50

The summarized balance sheets for the	Six months ended	Twelve months ended
Discontinued Business is as follows:	June 30, 2001	Dec. 31, 2000

Current assets	3,314	4,173
Fixed assets	4,265	4,402
Goodwill	870	892
Future income taxes	620	119

	9,069	9,586
Current Liabilities	3,300	3,207
Non-current liabilities	3	30

Net assets of discontinued operations before provision	5,766	6,349
Net realizable value provision	(3,750)	—

Net assets of discontinued operations	2,016	6,349

NOTES

Cash from (used for) discontinued operations is as follows:

Six months ended June 30	2001	2000

Operating activities	(200)	(274)
Investing activities	(357)	(1,509)
Financing activities	(43)	100

Cash used for discontinued operations	(600)	(1,683)

NOTES

6.   SEGMENTED INFORMATION

	VITRAN DISTRIBUTION SYSTEM

Six months ended	Less-than-		Logistics		Corporate	Consolidated
June 30, 2001	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	187,732	24,075	29,048	240,855	—	$240,855
Operating, selling, general & administrative expenses	178,810	22,563	28,863	230,236	2,149	232,385
Depreciation & amortization	5,509	495	229	6,233	39	6,272

Income (loss) from operations	3,413	1,017	(44)	4,386	(2,188)	2,198
Interest expense, net						3,285
Other items, net						(74)
Income taxes						(477)

Income (loss) from continuing operations						(536)
Income (loss) from discontinued operations						(4,932)

Net (loss) income						$(5,468)

Three months ended	Less-than-		Logistics		Corporate	Consolidated
June 30, 2001	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	94,734	11,951	14,289	120,974	—	$120,974
Operating, selling, general & administrative expenses	89,671	11,165	14,201	115,037	992	116,029
Depreciation & amortization	2,741	244	115	3,100	19	3,119

Income (loss) from operations	2,322	542	(27)	2,837	(1,011)	1,826
Interest expense, net						1,462
Other items, net						94
Income taxes						24

Income (loss) from continuing operations						246
Income (loss) from discontinued operations						(4,424)

Net (loss) income						$(4,178)

Six months ended	Less-than-		Logistics		Corporate	Consolidated
June 30, 2000	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	185,906	23,520	28,021	237,447	—	$237,447
Operating, selling, general & administrative expenses	169,233	21,799	27,498	218,530	1,353	219,883
Depreciation & amortization	5,539	509	215	6,263	38	6,300

Income (loss) from operations	11,134	1,212	308	12,654	(1,391)	11,264
Interest expense, net						3,627
Other items, net						217
Income taxes						2,460

Income (loss) from continuing operations						4,960
Income (loss) from discontinued operations						50

Net (loss) income						$5,010

Three months ended	Less-than-		Logistics		Corporate	Consolidated
June 30, 2000	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	95,410	11,938	14,538	121,886	—	$121,886
Operating, selling, general & administrative expenses	85,856	11,099	14,143	111,098	470	111,568
Depreciation & amortization	2,740	255	105	3,100	19	3,119

Income (loss) from operations	6,814	584	290	7,688	(489)	7,199
Interest expense, net						1,796
Other items, net						208
Income taxes						1,815

Income (loss) from continuing operations						3,380
Income (loss) from discontinued operations						34

Net (loss) income						$3,414

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Resources LLC

G. Mark Curry
President
Revmar Inc.

Rick E. Gaetz
President & Chief Operating Officer
Distribution Systems
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffths
Independent Consultant
and Corporate Director

Richard D. McGraw
President & Chief Executive Officer
Vitran Corporation Inc.

Graham W. Savage
Managing Director
Savage Walker Capital Inc.

Corporate Officers

Anthony F. Griffths
Chairman

Albert Gnat, Q.C.
Vice Chairman

Richard D. McGraw
President & Chief Executive Officer

Rick E. Gaetz
President & Chief Operating Officer
Distribution Systems

Kevin A. Glass
Vice President Finance &
Chief Financial Officer

Corporate Executive Office

Vitran Corporation Inc.
70 University Avenue
Suite 350
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Distribution System

Vitran Canada LTL
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753

United States LTL Office
Vitran Express, Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

United States Intermodal Office
The Freight Connection Inc.
9870 Highway 92, Suite 110
Woodstock, Georgia (Atlanta)
U.S.A. 30188
Tel: (770) 517-7744
Fax: (770) 517-4774

Environmental Services

ETL Recycling Services Inc.
12345-104th Avenue
Surrey, British Columbia
Canada V3V 3H2
Tel: (604) 589-4385
Fax: (604) 589-7833